

October 28, 2010

Mr. Jason Kropp
President and Chief Executive Officer
Krossbow Holding Corp.
831-77ᵗʰ Avenue
Edmonton, Alberta
Canada T6P 1S9

> **Re: Krossbow Holding Corp**
> **Amendment No. 5 to Form S-1**
> **Filed October 19, 2010**
> **File No. 333-166786**

Dear Mr. Kropp:

We have reviewed your responses to our comments issued on October 8, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page 3

1. To the extent that you intend to file a registration statement and complete your offering of newly issued shares within 180 days after the effectiveness of your current registration statement, please revise to disclose here and on page 24 that there is no assurance that you will be able to file and complete your offering of newly issued shares within 180 days. In this regard, we note your disclosure on page 3 that there is no assurance that you will be successful in completing any equity financing.

Other

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jason Kropp
Krossbow Holding Corp.
October 28, 2010
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Branch Chief Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3346 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile: (619) 512-5184
        Karen A. Batcher, Esq.
        Synergen Law Group, APC